UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 70405

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2020_____ AND ENDING _____12/31/2020_____

                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ASHFORD SECURITIES LLC

	OFFICIAL USE ONLY
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14185 DALLAS PARKWAY, SUITE 780

(No. and Street)

DALLAS	TX	75254
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co., PC

(Name -- if individual, state last, first, middle name)

718 Paulus Ave	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

1.

OATH OR AFFIRMATION

I, __CARL J Steigerwald III__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __ASHFORD SECURITIES LLC__ , as of __December 31, 2020__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None__



Signature

President
Title

Notary Public

PAULA M. POWELL
Notary Public, State of New York
Reg. No. 01P06409084
Qualified in Onondaga County
Commission Expires Sep 14, 2024

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*

2.

ASHFORD SECURITIES LLC

Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

ASHFORD SECURITIES LLC

Table of Contents



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managers and Member of Ashford Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ashford Securities LLC as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Ashford Securities LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Ashford Securities LLC's management. Our responsibility is to express an opinion on Ashford Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Ashford Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

McBee & Co., PC

We have served as Ashford Securities LLC's auditor since 2019.
Dallas, Texas
March 5, 2021

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller/Southlake

Ashford Securities LLC

Statement of Financial Condition

December 31, 2020

Assets

Cash and cash equivalents	$	2,297,743
Equipment and leasehold improvements at cost (net of accumulated depreciation of $20,333)		55,628
Other assets		31,952
Total assets	$	2,385,323

Liabilities and Member's Equity

Liabilities:		
Payable to affiliates	$	1,210,050
Accounts payable and accrued expenses		190,410
Total liabilities		1,400,460
Member's Equity		984,863
Total liabilities and stockholder's equity	$	2,385,323

See accompanying notes to Statement of Financial Condition.

1

ASHFORD SECURITIES LLC

Notes to the Statement of Financial Condition

December 31, 2020

(1) Description of Business

Ashford Securities LLC (the "Company") is a Delaware limited liability company and is located in Texas. The Company completed its registration as a broker-dealer in February 2020 with the Securities and Exchange Commission ("SEC") pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is a wholesaler and dealer manager of direct participation programs ("DPPs"), including business development companies ("BDCs"), on a best efforts basis, which may be distributed through private placements (including those offered pursuant to Regulation D) or registered offerings under the Securities Act of 1933, as amended (the "Securities Act").

The Company is also a wholesaler and dealer manager of non-listed securities of non-traded real estate investment trusts ("NT-REITs") and non-listed securities of traded real estate investment trusts ("REITs"), including preferred securities, on a best efforts basis, which may be distributed through private placements (including those offered pursuant to Regulation D) or registered offerings under the Securities Act.

(2) Summary of Significant Accounting Policies

(a) *Basis of Presentation*

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

(b) *Use of Estimates*

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions. The reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period are affected by these estimates, the most significant of which are disclosed in the notes to the financial statement. Estimates, by their nature, are based on available information. Therefore, actual results could materially differ from those estimates.

(c) *Cash and Cash Equivalents*

The Company maintains its cash balances in one financial institution, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

(d) *Leases*

The Company applies ASC Topic 842, Lease Accounting. The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that during the period ended December 31, 2020 no agreements or arrangements were entered into that would be classified as a lease under the guidance.

Notes to the Statement of Financial Condition

December 31, 2020

(e) Income Taxes

The Company is a single member Limited Liability Company and is treated as a disregarded entity for Federal and state/local income tax purposes and therefore any income or loss is included in the consolidated federal and state/local income tax returns of the Parent. The Company is not subject to federal and state income taxes.

(3) Transactions with Related Parties

On June 10, 2019, the Company entered into an agreement with Ashford Hospitality Advisors LLC ("Affiliate"), where the Affiliate agreed to furnish to the Company with certain administrative services and to pay certain expenses on behalf of the Company.

As at December 31, 2020, the Company has a payable to affiliate of $1,210,050 reported on the Statement of Financial Condition.

(4) Furniture and Equipment

The major classes of fixed assets as of the balance sheet date are as follows:

Asset Class	Cost	Accumulated Depreciation	Net
Furniture & fixtures	$ 75,961	$ (20,333)	$ 55,628
Total	$ 75,961	$ (20,333)	$ 55,628

(5) Net Capital Requirement

The Company is a member of the Financial Industry Regulatory Authority and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company's net capital was $897,283, which was $722,225 in excess of its minimum requirement of $175,058.

(6) Commitments and Contingent Liabilities

The Company is not involved in any material litigation, nor is any material litigation threatened against the Company.

(7) Recent Accounting Pronouncements

On January 1, 2020, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in leases recognized by a lessor in accordance with Topic 842 on leases. In addition, ASC 326 made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available-for-sale debt securities management does not intend to sell or believes that it is more likely than not they will be required to sell.

The Company has evaluated its Financial Instruments and determined that the new standard does not have a material impact on the Company's accounts as at December 31, 2020.

(8) Risks and Uncertainties

The World Health Organization characterized the recent outbreak of the novel coronavirus ("COVID-19") as a global pandemic on March 11, 2020. COVID-19 continues to adversely impact global and domestic commercial activity and has contributed to significant volatility in financial markets. The impact of COVID-19 on the Company's financial performance will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's future financial results may be adversely affected.

(9) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2020 that would require recognition or disclosure in the Statement of Financial Condition through March 5, 2021, which is the issuance date of this financial statement.

The firm received a contribution of capital of $600,000 in form of cash from its parent on February 12, 2021. There were no other subsequent events which would require disclosure in the footnotes to the financial statements.